TITAN TRADING ANALYTICS INC.

602 West Hasting Street, Suite 500
Vancouver, B.C.
V6B 1P2

Telephone: (604)684-3410
Facsimile: (604)899-1240

Titan Trading Analytics Inc. announces Private Placement

Titan Trading Analytics Inc. Reports Progress in Software Development of Titan's Order Execution System

VANCOUVER, June 29, 2004 - Titan Trading Analytics Inc. (TTA: TSX-VEN; TITAP: OTC-BB) ("Titan") reports that it will conduct a private placement offering to raise up to $250,000.00. Titan will offer units ("Units") at a purchase price of $0.20 per Unit. Each Unit will consist of one (1) Common Share in the share capital of Titan and one (1) share purchase warrant of Titan (a "Warrant"). A Warrant will entitle the holder thereof to purchase one (1) additional common share in the capital of Titan at the price of $0.30 for a period of one (1) year. The private placement will be conducted in the reliance upon certain prospectus and registration exemptions contained in the Securities Act (Alberta) and the Securities Act (British Columbia). There is no minimum offering amount and it is expected that the offering will close on or before July 31, 2004. Completion of the offering is subject to the prior receipt of all required regulatory approval, including the acceptance of the TSX Venture Exchange.

Titan is also pleased to report that the Titan Order Execution System ("TOES") has been in beta test at Wolverton Securities in Vancouver for approximately 10 weeks, trading 100 share test trades, and that it has demonstrated excellent stability during that period. These results improve Titan's confidence that the system will be able to reliably trade larger share sizes as trading moves from the test phase to the production phase.

A number of improvements have been made to the TOES software over the last several months. In addition to interfacing to RediPlus, TOES has been upgraded to also support RealTick, the online execution platform for the Wolverton beta testing. The trades with RealTick executed through ARCA have typically filled within a few seconds, so the software has been extended to trade in chart intervals as short as 1 minute. It now supports trading on the daily 80, 30, 10, 3 and 1 minute timeframes.

As a safeguard against software or hardware malfunctions, and for the purposes of quality control, the trading system's state in the computer can be transferred via TCP/IP over the internet to a remote computer. This can provide "hot-switching" emergency backup and allows the generation of secondary duplicate signals for additional confirmation. The software is capable of withstanding system reboots during the trading day with minimal interruptions to the tracking of current trading positions.

The software is designed to mimic the trading decision of an expert human trader but in some cases the decisions are difficult to program into mechanical rules. For these cases, a software feature has recently been added that will allow an experienced trader to manually direct the system to automatically accept and manage desirable trades that would otherwise be blocked. Also, profit targets based on difficult -to-program chart formations can now be manually entered. These manual controls are purely optional, and are expected to provide an experienced trader with a means of adding trading experience into the system.

As the software rules are developed further, such manual control is expected to be required in fewer and fewer cases.

Titan has been continually refining its trading system and has developed "TopView" - a real-time trading signal monitor which provides the local operator with a quick method for monitoring and reviewing trading signals. Titan has also produced a companion product, TopViewClient, which can run on a remote computer and display information sent to it by TopView via TCP/IP. With TopViewClient the status of the trading system can be monitored on any computer around the world.

The software now is being run and tested at three separate geographical locations on a total of eight computers.

With recent releases the software is delivered with a standard Windows setup program so that even an untrained operator can install or upgrade the software in a matter of minutes. This has greatly reduced the technical support burden required to maintain the existing machines.

On behalf of the Board
"Dr. Ken Powell"
Chairman and President

For further information please contact Ken Powell, President, CEO, CFO, and a Director at telephone (604)681-7600, facsimile (604)681-7622 or kpowell@titantrading.com. Also see http://www.titantrading.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE. THE COMPANY RELIES ON LITIGATION PROTECTION FOR FORWARD-LOOKING STATEMENTS.